Exhibit 99.77

mCLOUD TECHNOLOGIES CORP.

(formerly Universal mCloud Corp.)

Consolidated Financial Statements

(Expressed in Canadian Dollars, unless otherwise noted)

For the Year Ended December 31, 2019 and 2018

Note to reader:

JUNE 24, 2020

These audited consolidated financial statements for the year ended December 31, 2019 and 2018 replace those previously filed on May 26, 2020. The amendment is solely with respect to the deletion of the word “Unaudited” in the header to certain notes to such financial statements, which was inadvertently included. Such notes form part of the audited consolidated financial statements. There were no changes to recognized amounts in the consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of mCloud Technologies Corp.

Opinion

We have audited the consolidated financial statements of mCloud Technologies Corp. (formerly Universal mCloud Corp.) (the Entity), which comprise:

•       the consolidated statement of financial position as at December 31, 2019;

•	the consolidated statement of loss and comprehensive loss for the year then ended;
•	the consolidated statement of changes in equity (deficiency) for the year then ended;
•	the consolidated statement of cash flows for the year then ended; and

•       and notes to the consolidated financial statements, including a summary of significant accounting policies.

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that for the year ended December 31, 2019 the entity has generated a net loss and negative cash flows from operating activities and as at December 31, 2019 had an accumulated deficit and a working capital deficiency .

As stated in Note 1 in the financial statements, these events or conditions, along with other matters as set forth in Note 1 in the financial statements, indicate that a material uncertainty exists that may cast significant doubt on the Entity's ability to continue as a going concern.

Our opinion is not modified in respect of this matter.

Emphasis of Matter –Change in Accounting Policy

We draw attention to Note 2 to the financial statements which indicates that the Entity has changed its accounting policy for IFRS 16

- Leases and has applied that change using the modified retrospective method.
Our opinion is not modified in respect of this matter.

Other Matter – Comparative Information

The financial statements for the year ended December 31, 2018 were audited by another auditor who expressed an unmodified opinion on those financial statements on May 25, 2019.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled “Annual Information Form” is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

/s/ KPMG LLP

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditors’ report is Philip Dowad

Vancouver, Canada
May 25, 2020

mCloud Technologies Corp.

Consolidated Statements of Financial Position

As at December 31, 2019 and 2018

  (Expressed in Canadian Dollars)

ASSETS	Notes	December 31,2019	December 31, 2018
Current assets
Cash and cash equivalents		$ 529,190	$ 1,325,794
Trade and other receivables	7,8	6,562,069	601,422
Inventory		98,606	427,943
Prepaid expenses and deposits	9	740,406	217,252
Current portion of long-term receivables	7	2,907,806	62,715
Due from related party	20	—	54,570
Total current assets		$ 10,838,077	$ 2,689,696
Non-current assets
Long term portion of prepaid expenses and deposits	9	86,913	—
Long-term receivables	7	1,586,429	100,985
Right-of-use assets	2,11	4,206,808	—
Property and equipment	10	710,552	275,477
Intangible assets	12	23,671,089	3,167,873
Goodwill	6,12,26	$ 18,758,975	$ —
Total non-current assets	4	$ 49,020,766	$ 3,544,335
Total assets		$ 59,858,843	$ 6,234,031
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	2,19,27	$ 1,471,805	$ —
Trade payables and accrued liabilities	13,16,20	8,837,367	2,225,940
Deferred revenue	8	1,138,281	133,678
Due to related party	20	799,038	36,870
Loans and borrowings	15	3,004,717	28,500
Warrant liabilities	5	725,086	—
Current portion of lease liabilities	2,11	720,457	—
Business acquisition payable	14	1,043,314	1,088,791
Total current liabilities		$ 17,740,065	$ 3,513,779
Non-current liabilities
Convertible debentures	16	$ 17,535,946	$ —
Lease liabilities	2,11	3,641,627	—
Loans and borrowings	15	10,968,338	49,785
Lease inducement	2	—	117,297
Deferred income tax liability	22	3,854,614	—
Total liabilities		$ 53,740,590	$ 3,680,861
Shareholders’ equity
Share capital	17	$ 45,368,745	$ 19,815,174
Contributed surplus	18	8,093,119	1,759,217
Accumulative other comprehensive income (loss)		363,250	(44,464)
Deficit		(49,631,099)	(18,976,757)
Total shareholders’ equity		$ 4,194,015	$ 2,553,170
Non-controlling interest	5,25	1,924,238	—
Total liabilities and shareholders’ equity		$ 59,858,843	$ 6,234,031

Nature of operations and going concern (note 1)

Related party transactions (note 20)

Commitments and contingencies (note 23)

Events after reporting period (note 28)

Approved by the Board of Directors:

“Russ McMeekin”	“Michael A. Sicuro"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Loss and Comprehensive Loss
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

		December 31, 2019	December 31, 2018
Revenue	4,8	$ 18,340,249	$ 1,794,472
Cost of sales		7,583,127	547,340
Gross profit		$ 10,757,122	$ 1,247,132
Expenses
Salaries, wages and benefits	20	$ 10,313,803	$ 4,951,058
Sales and marketing		3,166,788	3,336,016
Research and development	20	498,099	117,699
General and administration		3,294,550	1,093,137
Professional and consulting fees	20	4,351,812	1,081,114
Share based compensation	17,18	1,468,361	1,419,399
Depreciation and amortization	10,11,12	4,044,143	518,396
Total expenses		$ 27,137,556	$ 12,516,819
Operating Loss		$ 16,380,434	$ 11,269,687
Other expenses (income)
Finance costs	21	$ 3,217,500	$ 183,717
Finance income		(167,913)	(90,565)
Foreign exchange loss		494,404	(47,619)
Impairment	10,11,12	600,657	675,479
Business acquisition costs and other expenses	6,26	9,880,170	197,169
Loss before tax for the year		$ (30,405,252)	$ (12,187,868)
Current tax expense	22	(181,895)	—
Deferred tax recovery	22	1,877,313	—
Net loss for the year		$ (28,709,834)	$ (12,187,868)
Other comprehensive income (loss)
Foreign subsidiary translation difference		607,302	(195,206)
Comprehensive loss for the year		$ (28,102,532)	$ (12,383,074)
Net (loss) income for the period attributable to:
Parent company		$ (30,654,342)	$ (12,187,868)
Non-controlling interest		1,944,508	—
		(28,709,834)	(12,187,868)
Comprehensive (loss) income for the year attributable to:
Parent company		$ (30,246,628)	$ (12,383,074)
Non-controlling interest		2,144,096	—
		$ (28,102,532)	$ (12,383,074)
Loss per share - basic and diluted		$ (2.50)	$ (1.77)
Weighted Average Number of Common Shares Outstanding		12,255,967	6,869,087

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Consolidated Statements of Changes in Equity (Deficiency)

For the Year Ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Noncontrolling Interest (notes 5 and	Deficit	Total Shareholders’ Equity (Deficiency)
		$	$	$	$	$	$
Balance, December 31, 2017		$ 4,607,282	$ 121,922	$ 150,742	$	$ (6,788,889)	$ (1,908,943)
Shares issued for cash, net of issuance costs	17	12,878,521	647,781	—	—	—	13,526,302
Shares issued on business combination	17	1,547,750	—	—	—	—	1,547,750
Shares issued on acquisition of intangible assets	17	131,656	—	—	—	—	131,656
Warrants exercised	17	228,965	(8,885)	—	—	—	220,080
RSU’s exercised	17,18	238,500	(238,500)	—	—	—	—
Share-based payments	17,18	182,500	1,236,899	—	—	—	1,419,399
Net loss for the year						(12,187,868)	(12,187,868)
Other comprehensive loss for the year		—	—	(195,206)	—		(195,206)
Balance, December 31, 2018		$19,815,174	$ 1,759,217	$ (44,464)	$	$(18,976,757)	$ 2,553,170

Balance, December 31, 2018		$19,815,174	$ 1,759,217	$ (44,464)	$	$(18,976,757)	$ 2,553,170
Share-based payments	18	—	1,468,361	—	—	—	1,468,361
RSU's exercised	17,18	142,277	(142,277)	—	—	—	—
Stock options exercised	17,18	658,074	(114,825)	—	—	—	543,249
Warrants exercised	17	1,865,773	(138,571)	—	—	—	1,727,202
Shares issued on business combination	6,17	13,320,000	—	—	—	—	13,320,000
Transaction costs on business combination	6,17	8,880,000	—	—	—	—	8,880,000
Shares issued to extinguish the loan from Flow Capital	17,5	606,495	—	—	—	—	606,495
Shares issued to settle liabilities	17	84,252	—	—	—	—	84,252
Share issuance costs		(3,300)	—	—	—	—	(3,300)
Warrants issued	16	—	61,000	—	—	—	61,000
Equity component of convertible debentures	16	—	4,488,214	—	—	—	4,488,214
Contingent shares issuable to Flow Capital	5	—	712,000	—	—	—	712,000
Non-controlling interest recognized in business nnmhinafinn	5	—	—	—	(219,858)	—	(219,858)
Net loss for the year		—	—	—	1,944,508	(30,654,342)	(28,709,834)
Other comprehensive income for the year		—	—	407,714	199,588	—	607,302
Balance, December 31, 2019		$45,368,745	$ 8,093,119	$ 363,250	$ 1,924,238	$(49,631,099)	$ 6,118,253

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

	Notes	December 31, 2019	December 31, 2018
Cash flows related to the following activities:
Operating activities
Net loss for the period		(28,709,834)	(12,187,868)
Items not affecting cash:			—
Provision for bad debts	19	377,503	—
Write-off of related party balance	20	54,570	—
Gain on settlement of lease liability	11	(99,979)	—
Depreciation and amortization	10,11,12	4,044,143	518,396
Share-based payments	18	1,468,361	1,419,399
Finance costs	11,15,16	3,217,500	210,735
Finance income		(167,913)	—
Impairment	12	600,657	675,479
Business acquisition costs and other expenses	6	8,880,000	—
Foreign currency exchange		542,016	(258,619)
Current tax expense		181,895	—
Deferred tax recovery		(1,877,313)	—
Net change in non-cash working capital items:			—
Bank indebtedness		1,471,805	—
Trade and other receivables		(169,896)	(71,336)
Long-term receivables		(3,662,207)	(163,700)
Prepaid expenses and deposits		(175,335)	210,418
Inventory		326,326	(427,943)
Trade payables and accrued liabilities		1,401,479	(1,111,394)
Deferred revenue		447,511	133,678
(Repayment of) advances from related party		(299,118)	(79,168)
Lease inducement		—	117,297
Interest paid		(1,992,496)	—
Taxes paid		(376,093)	—
Cash flows used in operating activities		(14,516,418)	(11,014,626)
Financing activities
Repayment of lease liabilities	11	(422,783)	—
Repayment of loans		(6,787,528)	(636,000)
Proceeds from loans, net of transaction costs	15	16,539,700	—
Proceeds from issuance of convertible debentures	16	22,865,049	—
Proceeds from exercise of stock options, net of issuance costs	18	543,249	—
Proceeds from exercise of warrants, net of issuance costs	18	1,727,202	—
Payment of business acquisition payable	18	—	13,746,382
Payment of business acquisition payable	14	—	(771,204)
Cash flow from financing activities		34,464,889	12,339,178

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

	Notes	December 31, 2019	December 31, 2018

Investing activities
Acquisition of property and equipment	10	(138,123)	(267,831)
Acquisition of royalty agreement	5	(204,604)	—
Acquisition and expenditure of intangible assets		—	(227,001)
Acquisition of business, net of cash acquired	5,6	(20,389,426)	362,043
Cash flows (used in) provided by investing activities		(20,732,153)	(132,789)
Increase in cash and cash equivalents		(783,682)	1,191,763
Foreign exchange effect on cash held in United States dollars		(12,922)	28,272
Cash and cash equivalents, beginning of period		1,325,794	105,759
Cash and cash equivalents, end of period		529,190	1,325,794

Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

NOTE 1 – INCORPORATION AND OPERATIONS

mCloud Technologies Corp. (the “Company”), formerly Universal mCloud Corp., is a company domiciled in Canada. The Company initially was incorporated in the name of Universal Ventures Inc. (“Universal”) pursuant to the British Columbia Business Corporations Act on December 21, 2010. On October 13, 2017, Universal completed a merger agreement with mCloud Corp. (“mCloud”) whereby Universal issued 35,844,296 common shares to the shareholders of mCloud, resulting in mCloud’s shareholders controlling Universal and therefore constituting a reverse takeover (“RTO”) of Universal (the “Transaction”). mCloud was incorporated under the laws of the State of Delaware on December 17, 2016. In conjunction with the Transaction, Universal changed its name to Universal mCloud Corp. On October 23, 2019, Universal mCloud Corp. changed its name to mCloud Technologies Corp.

On April 22, 2019, the Company consolidated Agnity Global Inc., (“Agnity”) (note 5). Agnity is a provider of intelligent business communication application solutions and infrastructure for telecommunications and healthcare verticals.

On July 10, 2019, the Company acquired Autopro Automations Consultants Ltd. (“Autopro”) located in Alberta, Canada (note 6). Autopro, founded in 1990, is a professional engineering and integration firm that specializes in the design and implementation of industrial automation solutions. Autopro’s technology offering follows data from field sensing and control devices to the corporate boardroom. The acquisition of Autopro allows the Company to accelerate the development of AI-powered asset management solutions for oil and gas applications.

The Company is headquartered in Vancouver, British Columbia, with technology and operations centers in San Francisco, California, Bristol, Pennsylvania, and various cities in Alberta. The Company is an asset care cloud solution company utilizing connected IoT devices, leading deep energy analytics, securing mobile and 3D technologies that rally all asset stakeholders around an Asset-Circle-of-Care™, and providing complete real-time and historical data coupled with guidance and advice.

The Company’s shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol MCLD and commenced trading on the OTCQB in the United States under the symbol MCLDF on May 18, 2018.

The Company’s head and registered office is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern, management considers all available information about the future which is at least, but not limited to, twelve months from the end of the reporting period.

During the year ended December 31, 2019, the Company generated a net loss of $28,709,834 and negative cash flows from operating activities of $14,516,418. As at December 31, 2019, the Company has an accumulated deficit of

$49,631,099 and a working capital deficiency of $6,901,988. Based on current projections, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to December 31, 2019. In addition, the outbreak of COVID-19 since December 31, 2019 resulted in a challenging global economic climate that may lead to further adverse changes in cash flows, working capital levels and/or debt balances, which may also have a direct impact on the Company’s operating results and financial position, and ability to raise financing. The magnitude of the impact of the COVID-19 outbreak on the Company’s business is not known at this time. The continuation of the Company as a going concern is dependent on its ability to achieve positive cash flow from operations, to obtain the necessary equity or debt financing to continue with expansion in the asset care market, and to ultimately attain and maintain profitable operations. These conditions indicate a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

Subsequent to December 31, 2019, the Company successfully closed its private placement offering of 3,332,875 special warrants for aggregate gross proceeds of $13,331,500 on January 27, 2020. The Company also received funding reliefs totaling $1,107,317 from the US and Canadian government subsequent to December 31, 2019 to help alleviate the negative impact of the COVID-19 outbreak to its business. (note 28)

While the Company has been successful in raising capital in the past, there is no assurance that it will be successful in closing further financings in the future. These consolidated financial statements do not give effect to any adjustments to the carrying value of recorded assets and liabilities, revenue and expenses, the statement of financial position classifications used and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

1

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company as at and for the year ended December 31, 2019, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that have been measured at fair value. Certain comparative balances were reclassified to conform with current financial statements presentation.

These consolidated financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on May 25, 2020.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2019. A consolidated subsidiary is an entity controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
•	exposure, or rights, to variable returns from its involvement with the investee; and
•	the ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances and transactions are eliminated in full upon consolidation. Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent company and to the non-controlling interests.

The entities contained in the consolidated financial statements are as follows:

Entity	Principal activity	Place of business and operations	Functional currency	Equity percentage	Non- controlling interest (”NCI”)
mCloud Technologies Corp. (formerly Universal mCloud Corp.)	Parent company	Canada	CDN $
mCloud Technologies (USA) Inc. (formerly Universal mCloud (USA) Corp.)	Operating company	United States	USD $	100%	0%
mCloud Technologies (Canada) Inc.	Operating company	Canada	CDN $	100%	0%
Field Diagnostic Services, Inc. (“FDSI”)	Operating company	United States	USD $	100%	0%
NGRAIN (Canada) Corporation (“NGRAIN”)	Operating company	Canada	CDN $	100%	0%
NGRAIN (US) Corporation	Operating company	United States	USD $	100%	0%
mCloud Corp. (HK) Corp	Inactive company	Hong Kong	USD $	100%	0%

2

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

mCloud (Beijing) Corp	Inactive company	China	RMB $	100%	0%
mCloud (Hubei) Corp	Inactive company	China	RMB $	100%	0%
Autopro Automation Ltd.	Inactive company	Canada	CDN $	100%	0%
Autopro Automation Consultants Ltd.	Operating company	Canada	CDN $	100%	0%
Autopro Technologies and Engineering Company Private Limited	Inactive company	India	INR $	100%	0%
Agnity Global, Inc. (“Agnity”)	Operating company	United States	USD $	0%	100%
Agnity Communications, Inc. (“ACI”)	Operating company	United Stated	USD $	0%	100%
Agnity Healthcare, Inc. (“AHI”)	Operating company	United States	USD $	0%	100%

Summary of significant accounting policies

These accounting policies were consistently applied to all periods presented in these consolidated financial statements, except for those adopted by the Company effective January 1, 2019 as disclosed below.

a)	Cash and bank indebtedness

Cash consists of cash held at financial institutions.

Bank indebtedness consists of bank overdrafts repayable on demand for cash management purposes.

b)	Foreign currencies

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. For each subsidiary, functional currency is determined and items included in the financial statements of each entity are measured using respective functional currency.

Transactions in currencies other than the Company's or subsidiaries’ functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Exchange differences are recognized in profit or loss in the period in which they arise.

On consolidation, the assets and liabilities of subsidiaries that have a functional currency different from the Canadian dollar presentation currency of the Company are translated at the rate of exchange prevailing at the reporting date and revenue and expense items are translated at the average rate of the exchange for the year. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (loss) (“OCI”).

c)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Asset	Life
Computer equipment	2 -5 years
Office furniture and equipment	7 years
Leasehold improvements	lesser of useful lives or lease term

3

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

When a property and equipment has significant components with different useful lives, each significant component is depreciated separately. The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

d)	Business combination

Acquisitions of subsidiaries and assets that meet the definition of a business under IFRS are accounted for using the acquisition method. The consideration transferred in the acquisitions is measured at acquisition date fair value. The identifiable assets acquired and liabilities assumed that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Any excess consideration over the fair value of the identifiable net assets is recognized as goodwill. Acquisition-related costs, other than those associated with the issuance of debt or equity, are recognized in profit or loss as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date. The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date up to a maximum of one year.

Any contingent consideration is measured at fair value at the acquisition date. If contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and its subsequent settlement is accounted for within equity. Other contingent consideration is re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

e)	Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is tested annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGU”) or group of CGUs that are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

f)	Inventory

Inventory consist of hardware and is stated at the lower of cost and net realizable value. The cost of inventory is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventory, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value represents the estimated selling price for inventory less all estimated costs of completion and costs necessary to make the sale.

4

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

g)	Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense on intangible assets with finite lives is recognized in profit or loss. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently when circumstances indicate that the carrying value may not be recoverable.

Intangible assets are amortized over their estimated useful lives, on a straight line basis, as follows:

Asset	Life
Technology	5 years
Customer relationships	5-20 years
Patents and trademarks	5-15 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized.

Internally-generated intangible assets

Expenditures on research activities is recognized as expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	How the intangible asset will generate probable future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and,
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.

Where no internally-generated intangible asset can be recognized, development expenditures are recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

h)	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

The recoverable amount of an asset or CGU is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

5

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

The Company bases its impairment calculation on most recent budgets and/or forecast calculations, which are prepared for the Company’s CGUs or group of CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

An impairment loss is recognized in the statement of profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU or group of CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

i)	Leases

Prior year leases policy

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense as incurred.

In the event that lease incentives, such as deferral of cash payments, are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Current leases policy

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. The Company applies a single recognition and measurement approach for all leases, except for short-term leases (with term of less than 12 months) and leases of low-value assets. The Company recognizes right-of-use assets representing the right to use the underlying asset and lease liabilities representing its obligation to make lease payments.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before commencement date, plus any initial direct costs incurred less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurement of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liabilities is remeasured if there is a modification such as, a change in lease payments or a change in the assessment of an option to purchase the underlying asset.

The Company applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value.

6

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

j)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

k)	Revenue recognition

The Company’s revenues are derived from the sales of hardware, perpetual software licenses, subscriptions to AssetCare, the Company’s cloud-hosted asset efficiency analysis platform, installation and engineering, as well as post contract support and maintenance (“PCS”). A subscription to AssetCare platform allows the Company’s customers to use the hosted software over the contract term without taking possession of the software.

Revenue from sale of hardware and perpetual software licenses is recognized at a point in time when control of the hardware and software is transferred to the customers, generally upon delivery at the customer’s location.

Installation services are primarily for the installation of energy efficient hardware and IoT connections which feed information to the AssetCare platform. Engineering services are primarily consulting, implementation and integration services entered into either on a time & materials or fixed fee basis. Revenue from installation and engineering services is recognized overtime, using input method to measure progress towards complete satisfaction of the service.

Revenue from PCS and subscription to AssetCare platform is recognized ratably over the term of the PCS or subscription. Any unrecognized revenue is recorded in deferred revenue.

The Company’s contracts often include a number of promised goods or services. The Company’s goods and services are generally distinct from other performance obligations and accounted for as separate performance obligations. A good or service is distinct if the customer can benefit from it on its own or together with other readily available resources, and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer.

In determining the transaction price of contract with a customer, the Company considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer (if any). The total transaction price is allocated to each performance obligation on a relative stand-alone selling price (“SSP”) basis.

The SSP reflects the price we would charge for a specific product or service if it was sold separately in similar circumstances and to similar customers. In most cases we are able to establish the SSP based on observable data. Where possible we establish a narrow SSP range for our products and services and assess this range on a periodic basis or when material changes in facts and circumstances warrant a review. If the SSP is not directly observable, then we estimate the amount using either the expected cost plus a margin or residual approach. Estimating SSP requires judgment that could impact the amount and timing of revenue recognized. SSP is a formal process whereby management considers multiple factors including, but not limited to, geographic or regional specific factors, competitive positioning, internal costs, profit objectives, and pricing practices. The SSP for perpetual software licenses and AssetCare subscriptions is highly variable and therefore the Company applies the residual approach, which determines the SSP by subtracting the SSP of hardware, installation and other services in the contract from the total transaction price.

For certain contracts, the Company offers payment terms that are longer than 12 months. Financing component exists when goods and services are delivered upfront while the payment term is extended longer than 12 months. Where significant, the transaction price for these contracts is discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the cash selling price of the equipment to the amount paid in advance). This rate is commensurate with the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception.

7

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Cost to obtain a contract

Incremental costs to obtain a contract with a customer are capitalized as a contract asset if the Company expects to recover those costs, and are amortized into operating expenses over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the costs relate. The Company pays sales commission to its employees for each contract that they obtain. The Company applies the optional practical expedient to immediately expense costs to obtain a contract if the amortization period of the asset that would have been recognized is one year or less. Since the commission paid by the Company relates to contracts with term of 12 months or less, sales commissions are immediately recognized as an expense. Such costs are included as part of employee benefits.

l)	Share-based payments

The Company grants stock options to directors, officers, employees, and consultants. The Company measures stock options granted to employees at the fair value at the grant date and recognizes compensation expense over the vesting period. For stock options granted to non-employees, the compensation expense is measured at the fair value of the goods or services received except where the fair value cannot be estimated in which case it is measures at the fair value of the equity instrument granted. The fair value of the share based compensation to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with stock options.

The fair value of options is determined using the Black-Scholes option pricing model which incorporates all the market vesting conditions. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in net loss such that the cumulative expense reflects the revised estimate.

Upon exercise of stock options, consideration received on exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital.

m)	Taxation

Income tax expense of the Company comprises current and deferred taxes.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recorded using the asset-liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiary to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax is based on the expected manner of realization or settlement of carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

n)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year.

8

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Diluted earnings (loss) per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all share options, warrants and restricted stock units (RSUs) with exercise prices below the average market price for the year. The weighted-average number of shares is retroactively adjusted for a 10 for 1 share consolidation which took effect on December 13, 2019.

o)	Share capital

The number of shares and per share amounts in these consolidated financial statements, including comparative figures, have been adjusted to reflect the changes resulting from a 10 for 1 share consolidation which took effect on December 13, 2019. This reduced the number of issued and outstanding common shares as at December 31, 2019, from approximately 158,487,880 to 15,848,788 and the number of issued and outstanding common share as at December 31, 2018, from approximately 90,901,480 to 9,090,148

p)	Financial instruments

Financial Assets

The Company uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit and loss.

(i)	Amortized Cost:

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(ii)	Fair value through other comprehensive income ("FVTOCI"):

Financial assets classified and subsequently measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

The classification includes certain equity instruments where an irrevocable election was made to classify the equity instruments as FVTOCI. Equity investments require a designation, on an instrument-by-instrument basis, between recording both unrealized and realized gains and losses either through (i) other comprehensive income ("OCI") with no recycling to profit and loss or (ii) profit and loss. Dividends from these instruments are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.

(iii)	Fair value through profit or loss ("FVTPL"):

Financial assets classified and subsequently measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows and sell the financial asset, and equity instruments not classified at FVTOCI. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	The rights to receive cash flows from the asset have expired; or
•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset
9

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of Financial Assets

The Company uses an expected credit loss impairment model on financial assets measured at amortized cost, contract assets, and debt instruments at FVTOCI, where expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through an allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statements of Loss and Comprehensive Loss. At the point where the Company are satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The Company also record specific credit loss allowance based on facts and circumstances on specific customers when indicator of loss is identified.

Financial Liabilities

Financial liabilities are generally classified at measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if its classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense are recognized in profit or loss. Other financial liabilities are measured at fair value at initial recognition and subsequently measured at amortized cost using the effective interest method.

Financial Liabilities may also includes derivative financial instruments that are entered into by the Company that are not designated as hedging instruments as defined by IFRS 9 Financial Instruments. Embedded derivatives are classified as held for trading and any gains and losses are recognized through the Consolidated Statement of Loss and Comprehensive Loss.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability at its fair value based on the modified term. Upon derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognized in the statement of profit or loss.

•	Convertible debentures

Convertible debentures are separated into liability and equity components based on the terms of the contract. On issuance of the convertible debentures, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. The proceeds is allocated to the liability component first and the remainder of the proceeds is allocated to the conversion option that is recognized and included in equity. The liability component (net of transaction costs) is subsequently measured at amortized cost using effective interest rate method until it is extinguished on conversion or redemption. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible debentures, based on the allocation of proceeds to the liability and equity components when the instruments are initially recognized.

•	Related party balances

Parties are considered to be related if one party has the ability, directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

10

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Changes in significant accounting policies

The Company has adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. Several other standards are effective from January 1, 2019 but they do not have a material effect on the Company’s consolidated financial statements.

Adoption of IFRS 16 Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model which requires a lessee to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessor accounting remains similar to previous accounting policies. The Company elected to use the modified retrospective approach which does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening accumulated deficit as at January 1, 2019 and applies the standard prospectively.

In applying IFRS 16 for the first time, the Company elected to apply the following practical expedients permitted by the standard:

•	Applying IFRS 16 only to contracts that were previously identified as leases and not reassessing arrangements entered into prior to January 1, 2019, and the allocation of contract consideration between lease and non- lease components;
•	Accounting for leases with a remaining term of less than 12 months as at January 1, 2019 as short-term leases;
•	Accounting for lease payments as an expense on a straight-line basis over the lease term and not recognizing a right-of-use asset and lease liability if the underlying asset is of low dollar value; and
•	Using hindsight in determining the lease term where the contract contains terms to extend or terminate the lease.

On transition to IFRS 16, the Company recognized additional right-of-use assets related to contracts previously classified as operating leases. When measuring the lease liabilities, the Company discounted the remaining minimum lease payments, excluding short-term and low-value leases, using its incremental borrowing rate at January 1, 2019. The right-of-use assets recognized at January 1, 2019 were measured at amounts equal to the present value of the lease liabilities, adjusted by the amount of lease inducements of $117,297 recognized in the Company’s consolidated statement of financial position at December 31, 2018. The weighted average incremental borrowing rate (“IBR”) used to determine the lease liabilities at adoption was approximately 8.14%. The right-of-use assets and lease liabilities recognized relate to office premises in Canada and the United States.

The cumulative effect of initially applying IFRS 16 is summarized below:

January 1, 2019
Recognition of lease liabilities	$ 402,383
Derecognition of lease inducement liability	117,297
Recognition of right-of-use assets	285,086

The aggregate lease liabilities recognized in the consolidated statements of financial position at January 1, 2019 and the Company’s operating lease commitment at December 31, 2018 can be reconciled as follows:

January 1, 2019
Operating lease commitment as at December 31, 2018	$ 460,108
Effect of discounting the lease commitments at weighted average IBR of 8.14%	(57,725)
Lease liabilities recognized at January 1, 2019	$ 402,383

11

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases at December 31, 2018 under IAS 17 Leases (“IAS 17”), the Company recognized $285,086 right-of-use assets and

$402,383 lease liabilities as at January 1, 2019. In relation to these leases under IFRS 16, the Company recognized

$105,642 of depreciation and $22,839 of finance expense during the year ended December 31, 2019. Additionally, the Company exercised its right to terminate one of its leases resulting in a derecognition of right of use assets of $78,764 and corresponding derecognition of lease liability of $99,979 during the year ended December 31, 2019. This is in contrast to total operating lease expenses of $116,770 recognized during the year ended December 31, 2018 (note 11).

Future changes in accounting policies

The following standards are not yet effective for the year ending December 31, 2019, and have not been applied in the preparation of the consolidated financial statements:

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting which assists entities in developing accounting policies when no IFRS Standard applies to a particular transaction and helps stakeholders to more fully understand the standards. The revised conceptual framework includes the following clarifications and updates: (a) a new chapter on measurement; (b) guidance on reporting financial performance; (c) improved definitions and guidance, particularly for the definition of a liability; and, (d) clarifications on important items such as the role of stewardship, prudence and measurement uncertainty in financial reporting. The revised conceptual framework is effective for annual reporting periods beginning on or after January 1, 2020 and is applicable to the Company starting January 1, 2020. Earlier application is permitted. The adoption of this new standard is not expected to have any impact on the amounts recognized in the Company's consolidated financial statements.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and 8) to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and are applicable to the Company starting January 1, 2020. The adoption of this new standard is not expected to have any impact on the amounts recognized in the Company's consolidated financial statements.

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3) which: (a) clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs; (b) narrows the definition of a business and of outputs by focusing on goods and services provided to customers; and (c) removes certain assessments and adds guidance and illustrative examples. The amendment is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. While early application is permitted, the Company will adopt the standard commencing January 1, 2020. The adoption of this standard is not expected to have an impact on the Company's consolidated financial statements.

NOTE 3 – ACCOUNTING JUDGMENTS, ESTIMATE AND ASSUMPTIONS

In the application of the Company's accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the periods presented. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant, the results of which form the basis of the valuation of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

Judgments

Judgment is used in situations when there is a choice and/or assessment required by management. The following are critical judgments apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

12

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to secure debt and equity financing, and to achieve profitable operations. Certain judgements were made when determining if and when the Company will secure dent and equity financing and achieve profitable operations.

Determination of CGUs

For the purposes of assessing impairment of goodwill and non-financial assets, the Corporation must determine CGUs. Assets and liabilities are grouped into CGUs at the lowest level of separately identified cash flows. Determination of what constitutes a CGU is subject to management judgment. The composition of a CGU can directly impact the recoverability of non-financial assets included within the CGU. Management has determined that the Company has two CGUs.

Contingencies

Management uses judgment to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgment to assess the likelihood of the occurrence of one or more future events.

Lease term

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of the lease liabilities and right-of-use assets recognized.

Taxation

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Acquisition of Agnity

The Company determined that it controls Agnity even though it owns nil voting rights. This is because the Company has the right to nominate a majority of the members of Agnity’s Operations Committee. This gives the Company the right and ability to direct the relevant activities of Agnity and to significantly affect its returns through the use of its rights. Refer to note 5(b) for further details.

Estimates

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company's trade receivables and unbilled revenue and amounts due from related parties are primarily short-term in nature and the Company recognizes an amount equal to the lifetime ECL on receivables for which there has been a significant increase in credit risk since initial recognition. The Company measures loss allowances based on historical experience and including forecasted economic conditions. The amount of ECL is sensitive to changes in circumstances of forecast economic conditions.

Net realizable value of inventory

The net realizable value of inventory is estimated on a product-by-product basis. The determination of this value uses a combination of historical analysis of each product’s usage, age of inventory and management’s judgment as to the probability of future use of the product. Based on this assessment, management then estimates the net realizable value for those products not expected to be used in the foreseeable future. Net realizable value is the estimated selling price of that product in the ordinary course of business less any estimated costs of completion and estimated selling costs.

13

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Useful lives of property and equipment and intangible assets

Depreciation of property and equipment and amortization of intangible assets is dependent upon estimates of useful lives and residual value which are determined through the use of assumptions. Estimates of residual value and useful lives are based on data and information from various sources including industry practice and historic experience. Although management believes the estimated useful lives of the Company’s property and equipment and intangible assets are reasonable, it is possible that changes in estimates could occur, which may affect the expected useful lives and salvage values of the property and equipment and intangible assets.

Revenue recognition - significant financing component

There is a significant financing component on certain contracts with payment terms exceeding 12 months considering the length of time between the customers’ payment and the delivery of performance obligations, as well as the prevailing interest rate in the market. Management estimated this rate based on the credit rating and historical experience with the customers.

Revenue recognition - variable consideration

Certain contracts entered into by the Company include variable considerations which require management to estimate the amount it will be entitled in exchange for transferring the goods and/or providing services to the customer. Management estimated the consideration using historical data and forward looking information available to the Company at the inception of the contract.

Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company's future share price, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in different outcomes.

Convertible debentures

The allocation of the proceeds from the issuance of convertible debentures between the liability and equity component requires management to use estimates. In determining the fair value of the liability component, the Company estimates the market interest rate for an equivalent non-convertible instrument.

Purchase price allocations

The consideration transferred and acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each business combination is based on the information available on the acquisition date. The estimate of fair value of the consideration transferred and acquired intangible assets (including goodwill), property and equipment, other assets and the liabilities assumed are based on estimates and assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Impairment of goodwill and other non-financial assets

Determining whether an impairment has occurred requires the valuation of the respective assets or CGU's, which the Company estimate the recoverable amount using a discounted cash flow method. The key estimates and assumptions used are revenue growth, gross margin, discount rate and the level of working capital required to support the business. These estimates are based on past experience and management’s expectations of future changes in the market and forecasted growth initiatives.

Deferred tax assets and liabilities

Deferred tax assets, including those arising from tax loss carryforwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize any deferred tax assets. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize or recognize net deferred tax assets, if any, at the reporting date could be impacted.

14

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Lease - incremental borrowing rate

The Company cannot readily determine the interest rate implicit in some of its leases, therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as interest rate spreads for credit and other risks).

NOTE 4 – SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to CEO on a regular basis. The Company’s revenue is generated from its customers in North America. All the Company’s assets also reside in North America.

The table below presents significant customers who accounted for greater than 10% of total revenues for the year ended December 31, 2019 and 2018:

	2019	2018
Customer A	20%	N/A
Customer B	11%	N/A
Customer C	Less than 10%	21%
Customer D	Less than 10%	18%

The Company’s revenue by country for the year ended December 31, 2019 and 2018 are as follows:

	2019	2018
Canada	$10,889,542	$180,183
United States	7,450,707	1,614,289
Total	$ 18,340,249	$ 1,794,472

The Company’s non-current assets by country are as follows:

	December 31, 2019	December 31, 2018
Canada	$ 39,572,503	$ 1,937,064
United States	9,448,263	1,607,271
Total	$ 49,020,766	$ 3,544,335

NOTE 5 – AGNITY ACQUISITION

a)	Acquisition of Royalty interests

On January 22, 2019, the Company executed a Purchase Agreement with Flow Capital Corp. (“Flow”) pursuant to which the Company acquired Flow’s interest in a Royalty Purchase Agreement (“Royalty Agreement”) with Agnity Global, Inc. (“Agnity”). According to the Purchase Agreement, the Company assumed the Royalty agreement and acquired an interest in a financial asset with the following characteristics:

i.	a receivable owing by Agnity to Flow of USD $2,834,750;
ii.	a monthly royalty payment stream until October 31, 2020 equal to the greater of:
•	A monthly amount of USD $41,667; or
•	4.25% of Agnity’s revenue for each calendar month; and
•	commencing November 1, 2020, a monthly royalty payment stream equal to 4.25% of Agnity’s revenue for each calendar month in perpetuity.
15

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

The Royalty Agreement includes a formula by which the royalty percentage is proportionately adjusted for any subsequent further advances to or repayments from Agnity.

As consideration for acquiring the interest in the Royalty Agreement, the Company paid $204,604 (USD $153,227) in cash at the closing date and entered into the following agreements with Flow:

i.	The Company entered into a secured loan agreement with Flow for USD $2,000,000. The loan bears interest at 25% per annum and is due on demand. The Company has the option to repay 100% of the loan, at any time, by paying an amount equal to the principal of the loan and any unpaid interest. Upon prepayment of the loan, the Company, at the option of Flow (the “Flow’s option”), shall also pay either:

• Cash of $525,000; or

•	Issue 150,000 common shares of the Company (“repayment shares”)

The fair value of the loan was initially determined to be $2,670,600 (US$2,000,000) which is equivalent to its face value as it is due on demand. It is classified as other financial liabilities and subsequently measured at amortized cost. The fair value of the Flow’s option to receive either $525,000 in cash or repayment shares upon prepayment of the loan by the Company was determined to be $606,495 on initial recognition. The Flow option was accounted for as a compound instrument which includes a liability component of $525,000 and an equity conversion option of $81,495. The liability component was classified as other financial liabilities and subsequently measured at the amortized cost while the equity component was accounted for as an equity instrument in contribute surplus. The Company used Black-Scholes option model to determine the fair value of the Flow option using the following inputs at January 22, 2019:

Share price	$3.50
Risk free rate	1.90%
Expected life	0.5 years
Expected volatility	60.00%
Expected dividends	Nil

On July 26, 2019, the Company settled the US$2,000,000 loan and the Flow’s option in cash of $2,703,148 and issuance of 150,000 common shares. The value attributable to the Flow’s option of $606,495 was reclassified from liabilities and contributed surplus to share capital (note 17 a)).

•	The Company also agreed to issue a quantity of its common shares based on the trading price of the Company. Specifically, for the period after January 22, 2019 and prior to January 22, 2025, if the five-day volume weighted average trading price of the Company’s common shares equals or exceeds:
•	$10.00, then 150,000 common shares will be issued;
•	$20.00, then 100,000 common shares will be issued;
•	$30.00, then 100,000 common shares will be issued.

The fair value of these shares issuable to Flow was determined to be $712,000 on initial recognition. They are accounted for as equity instruments and recorded in contributed surplus. The Company used Black- Scholes option model to determine the fair value of these shares using the following inputs at January 22, 2019:

Barrier share price	$10 - $30
Risk free rate	1.90%
Expected life	6 years
Expected volatility	80.00%
Expected dividends	Nil

16

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

As of December 31, 2019, none of the share trading price threshold noted above had been met.

b)	Acquisition of Agnity

On April 22, 2019, the Company executed an amending agreement with Agnity to modify the terms of the Royalty Agreement acquired. Pursuant to the amending agreement, both parties agree to establish an Operations Committee for which at all time the Company has the right to nominate a majority of the members of the Operations Committee. As consideration for the amendment, the Company has agreed to fix the royalty payment at US$10,000 per month commencing in March 2019 and to assume $43,050 of Agnity’s liabilities payable to a 3rd party.

Pursuant to the amending agreement the Company determined that it had obtained control over Agnity and its subsidiaries pursuant to IFRS 10 Consolidated Financial Statements. The Company considered several factors in determining if and when it gained control over Agnity including, if it had the right and ability to direct the relevant activities of the entity, the ability to significantly affect its returns through the use of its rights, and whether it had exposure to variable returns.

Factors evaluated include, but are not limited to, delegation of power by Agnity’s Board for the Company to direct Agnity’s relevant activities through an Operations Committee controlled by the Company. Determination of whether the Company has obtained control over Agnity involves judgement based on interpretation of the amending agreement with Agnity and identification and analysis of the relevant facts. In addition, judgement was required to determine if the acquisition represented a business combination or an asset purchase. The Company determined that Agnity and its related subsidiaries represented a business as the assets were an integrated set of activities with inputs, processes and outputs.

Accordingly, the acquisition of Agnity is accounted as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the net identifiable assets of Agnity acquired.

Agnity develops and sells software applications and technology services that enable telecommunication service providers, network equipment manufacturers and enterprises to design, develop, and deploy communication-centric application solutions on a world-wide basis. Taking control of Agnity will enable the Company to have access to Agnity’s patented technology and gain access to its customer base. In addition, Agnity’s communication platform ensures that AssetCare deployments around the globe are assured of connectivity, supported by Agnity telecommunication solutions.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the preliminary recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting measurement of 100% NCI recorded by the Company at the date of acquisition (the Company anticipates finalizing the final calculations of the deferred income tax calculation within one year from the acquisition date):

Consideration transferred:	Preliminary	Measurement period adjustment	Acquisition date
Change in fair-value of interest in Royalty Agreement (ii)	$167,488	$-	$167,488
Assumption of Agnity’s liabilities	43,050	-	43,050
Total consideration transferred	$ 210,538	-	$ 210,538

17

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Fair value of assets and liabilities recognized:	Preliminary (i)	Measurement period adjustments	Adjusted allocation
Cash and cash equivalents	$ 34,343	$ (819)	$ 33,524
Trade and other receivables	1,218,429	169,294	1,387,723
Prepaid expenses and deposits	52,650	(6,167)	46,483
Long term receivable	115,725	(115,725)	—
Property and equipment	1,400	(119)	1,281
Intangible Asset -Technology	7,744,740	667,650	8,412,390
Intangible Asset - Customer	2,937,660	(1,468,830)	1,468,830
Accounts payable and accrued	(3,129,963)	(102,947)	(3,232,910)
Deferred revenue	(457,259)	—	(457,259)
Loans and borrowings (ii)	(5,491,594)	(64,993)	(5,556,587)
Warrant liability (iii)	(737,419)	—	(737,419)
Due to related party	(941,961)	11,353	(930,608)
Deferred income tax liability	(893,316)	448,548	(444,768)
Net identifiable assets acquired (liabilities assumed)	$ 453,435	$ (462,755)	$ (9,320)
Allocation to non-controlling interest	$ 242,897	$ (462,755)	$ (219,858)

(i)	The preliminary balances are as previously reported in the unaudited condensed consolidated financial statements as at and for the three and nine months ended September 30, 2019.
(ii)The	fair value of interest in the Royalty Agreement at April 22, 2019 was estimated using the discounted cash flow model. The major inputs employed in the model include forecasted royalty payments and the discount rate of 16%.
(iii)	A warrant was issued by Agnity in 2015 which entitles the warrant holder to acquire 6,324,660 common shares of Agnity at the exercise price of $0.000036 per share at any time until April 15, 2022. The exercise price of the warrant is subject to certain anti-dilution adjustment provisions in the event of certain capital or business transactions. The warrant holder has the option to demand a cash settlement of the warrant for US$552,250 at any time prior to its expiry date if the warrant is not exercised. It is classified as other financial liabilities and measured at its redemption amount of US$552,250 or $737,419 in Canadian dollars on acquisition date, which is equivalent to its assessed fair value at December 31, 2019. The fair value in Canadian dollar equivalent as at December 31, 2019 was $725,086.

The fair values assigned to the future tax liability is measured on a provisional basis and may be revised by the Company as additional information is received. The Company is evaluating certain tax positions which, when determined, may result in the recognition of additional assets and liabilities as of the acquisition date. Adjustments made to preliminary figures previously disclosed during the measurement period were due to the additional information obtained by management during the period.

Revenue of $6,010,753 and net income of $1,944,508 from Agnity are included in the consolidated statement of loss and comprehensive loss from the date of acquisition. Had the acquisition of Agnity occurred on January 1, 2019, the consolidated revenue would have been $19,898,276 and the consolidated net loss would have been $29,230,362 for the year ended December 31, 2019. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019. There are no acquisition costs associated with this transaction as the business combination with Agnity was effected by way of assessed control in accordance with IFRS 3 and 10.

NOTE 6 – AUTOPRO AUTOMATION CONSULTANTS LTD.

On July 10, 2019, the Company closed a series of merger and acquisition transactions resulting in the acquisition of 100% control of Autopro Automation Consultants Ltd. (“Autopro”). The acquisition was completed by way of an amalgamation between 2199027 Alberta Ltd., a subsidiary of the Company, and Fulcrum Automated Technologies Ltd. (“Fulcrum”), an entity established to facilitate the acquisition, with the amalgamated entity being a wholly owned subsidiary of the Company, named Autopro Automation Ltd. Immediately prior to the amalgamation, Fulcrum acquired Autopro. The consideration transferred to the original shareholders of Autopro include cash, issue of promissory notes and 3,600,000 common shares of the Company.

18

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Autopro is a professional engineering and integration firm that specializes in design and implementation of industrial automation solutions, focusing on Canadian oil and gas companies. The acquisition is expected to provide the Company with an increased share of the market through access to Autopro’s customer base in the Canadian oil and gas industry.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the preliminary recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting value of goodwill (the Company anticipates finalizing the final calculations of the deferred income tax calculation within one year from the acquisition date):

Consideration transferred:	Preliminary
Cash consideration	$ 4,650,689
Fair value of demand promissory notes issued*	18,000,000
Fair value of common shares transferred**	13,320,000
Total consideration transferred	$ 35,970,689

*Comprised of two promissory notes with fair-value of $6,000,000 and $12,000,000 which were fully repaid and settled on July 10 and August 8, 2019 respectively; there was no gain or loss on settlement.

**The fair value of shares transferred as consideration is based on the quoted share price on the date of acquisition

Fair value of assets and liabilities recognized:	Preliminary
Cash and cash equivalents	$ 2,227,739
Trade and other receivables (includes Unbilled revenue of $2,347,207)	5,120,830
Prepaid expenses and deposits	611,104
Right-of-use assets	4,303,215
Property and equipment	548,317
Intangible asset - Customer relationships	12,700,000
Intangible asset - Technology	1,800,000
Accounts payable and accrued liabilities	(2,030,470)
Deferred revenue	(133,556)
Lease liabilities	(4,303,215)
Deferred income tax liability	(3,632,250)
Fair value of net assets acquired	$ 17,211,714
Goodwill	$ 18,758,975
35,970,689

Goodwill arising from the acquisition is attributable mainly to the skills and technical talent of Autopro’s work force and the synergies expected to be achieved from integrating Autopro into the Company’s existing business. The talent and domain expertise of Autopro’s workforce will enable the Company to establish credibility in the oil and gas, petrochemical, and process manufacturing markets, and accelerate the development of artificial intelligence applications geared toward process industries. None of the goodwill recognized is expected to be deductible for tax purposes.

The fair values assigned to the future tax liability is measured on a provisional basis and may be revised by the Company as additional information is received. The Company is evaluating certain tax positions which, when determined, may result in the recognition of additional assets and liabilities as of the acquisition date.

Revenues of $10,386,313 and net income of $84,473 from the acquired operations are included in the consolidated statement of loss and comprehensive loss from the date of acquisition. Had the acquisition of Autopro occurred on January 1, 2019, the consolidated revenue would have been $34,330,413 and the consolidated net loss would have been $34,989,539 for the year ended December 31, 2019. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2019.

19

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Transaction costs of $9,869,589 were incurred in connection with the acquisition including consulting fees of $750,000, legal and professional fees of $239,589 and fair value of $8,880,000 for 2,400,000 common shares issued to the original shareholders of Fulcrum for brokering and due diligence services and were recognized in the consolidated statement of loss and comprehensive loss.

NOTE 7 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	December 31, 2019	December 31, 2018
Trade receivables from contracts with customers	$ 5,255,149	$ 430,674
GST/HST tax receivable	415,966	27,568
Income taxes receivable	141,845	—
Other receivables	49,695	188,604
Business acquisition receivable	214,983	—
Unbilled revenue (note 8)	658,931	—
Loss allowance	(174,500)	(45,424)
Trade and other receivables	$ 6,562,069	$ 601,422

Unbilled revenue relates to the Company’s right to consideration for work completed but not billed at the reporting date. Unbilled revenue is transferred to trade and other receivables when services are billed to customers.

As at	December 31, 2019	December 31, 2018
Long-term receivables	$ 4,702,636	$ 163,700
Less: loss allowance	$ (208,401)	$ —
Less: current portion of long-term receivables	(2,907,806)	(62,715)
Non-current portion of long-term receivables	$ 1,586,429	$ 100,985

The Company has entered into revenue contracts allowing certain customers making fixed monthly installment payment over an extended period of time, ranging from three to six years, for performance obligations delivered upfront. Interest income is recognized using the effective interest rate method over the relevant contractual term in relation to the financing component of the revenue arrangement. The interest rate is determined based on the market interest rate factoring in the customers’ credit rating at the inception of the revenue contract.

20

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

NOTE 8 - REVENUE

In the following table, revenue is disaggregated by major service line and timing of revenue recognition.

For the year ended December 31	2019	2018
AssetCare solutions recognized upon completion	$ 1,544,197	$ 1,265,568
AssetCare solutions and support recognized over time	1,119,735	525,193
Perpetual license recognized on delivery	4,420,466	—
Engineering services recognized over time	9,436,004	—
Other support and maintenance service recognized over time	1,796,417	—
Financing revenue recognized over time	23,430	3,711
	$ 18,340,249	$ 1,794,472

Significant changes in unbilled revenue and deferred revenue balances during the year are as follows:

	Unbilled revenue (note 7)	Deferred Revenue
Balance at January 1, 2018	$ —	$ —
Additions	—	205,843
Less: Recognized in revenue	—	(76,528)
Currency translation adjustment	—	4,363
Balance at December 31, 2018	$ —	$ 133,678
Acquired in business combination (note 6)	$ 2,347,207	$ 133,556
Acquired in business combination (note 5)	—	457,259
Additions	9,595,535	5,309,436
Less: Transferred to trade and other receivables	(11,278,312)	—
Less: Recognized in revenue	—	(4,878,419)
Less: Loss allowance	(5,499)	—
Currency translation adjustment	—	(17,229)
Balance at December 31, 2019	$ 658,931	$ 1,138,281

NOTE 9 – PREPAID EXPENSES AND DEPOSITS

	December 31,2019	December 31, 2018
Prepaid insurances	$102,888	$ 5,356
Prepaid commissions	—	13,028
Deposits	149,716	102,320
Deferred finance costs	154,834	—
Other prepaid costs	419,881	96,548
Prepaid expenses and deposits	$ 827,319	$ 217,252

Less: current portion of prepaid expenses and deposits	$ 740,406	$ 217,252
Long term portion of prepaid expenses and deposits	86,913	—

21

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

NOTE 10 – PROPERTY AND EQUIPMENT

	Office Furniture and Equipment	Leasehold Improvements	Computer Equipment	Total
Costs:
Balance at December 31, 2017	$ 877	$ 23,234	$ 7,124	$ 31,235
Additions	9,143	213,763	44,925	267,831
Effect of foreign exchange translation	97	2,558	917	3,572
Balance at December 31, 2018	$ 10,117	$ 239,555	$ 52,966	$302,638
Additions	30,529	74,641	32,952	138,122
Acquisitions (notes 5 and 6)	253,057	64,366	232,175	549,598
Derecognition	—	—	(14,460)	(14,460)
Effect of foreign exchange translation	(1,339)	(1,973)	(6,990)	(10,302)
Balance at December 31, 2019	$ 292,364	$ 376,589	$ 296,643	$965,596

	Office Furniture and Equipment	Improvements	Equipment	Total
Accumulated Depreciation:
Balance at December 31, 2017	$ 129	$ 4,587	$ 1,354	$ 6,070
Depreciation	250	7,803	11,167	19,220
Effect of foreign exchange translation	31	1,043	797	1,871
Balance at December 31, 2018	$ 410	$ 13,433	$ 13,318	$ 27,161
Depreciation	44,729	71,143	123,272	239,144
Effect of foreign exchange translation	(1,321)	(1,577)	(8,363)	(11,261)
Balance at December 31, 2019	$ 43,818	$ 82,999	$ 128,227	$255,044

Carrying amounts:
Balance at December 31, 2018	$ 9,707	$ 226,122	$ 39,648	$275,477
Balance at December 31, 2019	$ 248,546	$ 293,590	$ 168,416	$710,552

NOTE 11 – LEASES

The Company leases buildings for its office space. The leases of office space run for a period ranging from 3 to 5 years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. The Company also leases equipment with lease terms of 3 years. In some cases, the Company has options to purchase the assets at the end of the contract term.

22

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Right-of-use assets:

	Office	Vehicles	Equipment	Total
Balance at January 1,2019 (note 2)	$ 285,086	$ —	$ —	$ 285,086
Acquired right-of-use assets - Autopro acquisition (note 6)	4,207,837	24,451	70,927	4,303,215
Additions during the period	—	37,982	145,635	183,617
Depreciation charge for the period	(433,617)	(8,405)	(39,955)	(481,977)
Impairment charge for the period	(78,764)	—	—	(78,764)
Effect of foreign exchange translation	(4,369)	—	—	(4,369)
Balance at December 31, 2019	$ 3,976,173	$ 54,028	$ 176,607	$ 4,206,808

Lease liabilities:
December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$ 1,053,962
One to five years	3,244,150
More than five years	1,342,920
Total undiscounted lease liabilities	$ 5,641,032

Lease liabilities	$ 4,362,084
Current	$ 720,457
Non-current	$ 3,641,627

Amounts recognized in consolidated statements of loss and comprehensive loss:
2019- Leases under IFRS 16
Interest on lease liabilities recorded in finance costs (note 21)	$ 168,571
Expense relating to short-term leases recorded in general and administration	29,566
2018
2018 - Operating leases under IAS 17
Lease expense recorded in general and administration (note 2)	$ 116,770

Amount recognized in consolidated statement of cash flows:
2019
Total cash outflow for leases included in operating activities	$ 168,571
Total cash outflow for leases included in financing activities	422,783

During the year ended December 31, 2019, the Company exercised its right to terminate one of its office leases prior to the end of its lease term. This resulted in the derecognition of the right of use asset in the amount of $78,764. In addition there was a gain on the extinguishment of lease liability in the amount of $99,979 as recorded to other expenses.

23

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

NOTE 12 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets:	Patents and Trademarks	Customer Relationships	Technology	Total
Costs:
Balance at December 31, 2017	$ 176,590	$ 859,573	$ 883,353	$ 1,919,516
Additions	—	—	358,657	358,657
Acquisitions (note 26)	—	1,184,000	270,000	1,454,000
Effect of foreign exchange translation	15,442	75,166	78,948	169,556
Balance at December 31, 2018	$ 192,032	$ 2,118,739	$ 1,590,958	$ 3,901,729
Additions	—	—	—	—
Acquisitions (notes 5 and 6)	—	14,168,830	10,212,390	24,381,220
Effect of foreign exchange translation	(9,374)	(46,579)	(47,366)	(103,319)
Balance at December 31, 2019	$ 182,658	$ 16,240,990	$ 11,755,982	$28,179,630

	Patents and Trademarks	Customer Relationships	Technology	Total
Accumulated Amortization and impairments:
Balance at December 31, 2017	$ 11,850	$ 91,305	$ 93,618	$ 196,773
Amortization	36,427	224,735	238,014	499,176
Effect of foreign exchange translation	2,961	17,390	17,556	37,907
Balance at December 31, 2018	$ 51,238	$ 333,430	$ 349,188	$ 733,856
Amortization	36,564	1,668,090	1,618,368	3,323,022
Impairment	—	—	507,433	507,433
Effect of foreign exchange translation	(3,219)	(23,895)	(28,656)	(55,770)
Balance at December 31, 2019	$ 84,583	$ 1,977,625	$ 2,446,333	$ 4,508,541

Carrying amounts:
Balance at December 31, 2018	$ 140,794	$ 1,785,309	$ 1,241,770	$ 3,167,873
Balance at December 31, 2019	$ 98,075	$ 14,263,365	$ 9,309,649	$23,671,089

During the year ended December 31, 2019, the Company recorded an impairment charge of $507,433 to write off the technology acquired in 2017 as the amount was determined to be not recoverable at December 31, 2019.

Goodwill:	2019	2018
Balance at January 1	$ —	$ 262,152
Acquisition (notes 6 and 26)	18,758,975	388,652
Impairment	—	(675,479)
Effect of foreign exchange differences	—	24,675
Balance at December 31	$ 18,758,975	$ —

The Company performs a goodwill impairment test annually at December 31 and whenever there is an indication of impairment. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at December 31, 2019, the Company had two CGUs (2018 - one CGU) and the market capitalization of the Company was higher than the book value of its equity. Consequently, management did not identify an impairment for its CGUs (2018 – $675,479). For the purpose of goodwill impairment test, goodwill is allocated to both of its CGUs as a one combined CGU (or group of CGUs).

24

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

The recoverable amount of the CGU was determined based on a value in use calculation using the following key assumptions set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

•	5 year pre-tax cash flow projections expected to be generated based on financial budgets with a terminal growth rate of 2% (2018 – 2.5%).
•	Revenue growth is based on average growth achieved in previous year and most recent prospects for growth through execution of the Company’s strategic plan. The projected revenue growth is 20% (2018 - 13%) during the forecast period.
•	Gross margins are based on average values achieved in the previous years. The projected gross margin ranges between 54% - 57% for the forecast period (2018 - 36%).
•	Budgeted EBITDA was estimated taking into account past experience, and revenue growth projections based on industry data and Company’s strategic plan. The budgeted EBITDA as a percentage of revenue ranges between 8% - 15% for the forecast period (2018 - 11%) and is 14% in the terminal year.
•	Discount rate represents the current market assessment of the risks specific the Company’s CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate is derived from the Company’s weighted average cost of capital (“WACC”) at 10.4% (2018 - 20%)

The most sensitive inputs to the value in use model are the gross margin percentage and budgeted EBITDA. All else being equal with respect to the 2019 impairment evaluation:

•	A 5% decrease in revenue growth percentage would have resulted in a reduction to the recoverable amount of

$3,070,000; and

•       A 5% decrease in EBITDA rate would have resulted in a reduction to the recoverable amount of $6,330,000. Changing the above assumptions did not create any impairment charge in 2019.

NOTE 13 - TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2019	December 31, 2018

Trade payables	$ 4,513,404	$ 1,296,551
Accrued salaries	1,438,723	502,800
Accrued liabilities	2,218,433	383,292
Interest payable (note 16)	390,662	—
Other	276,145	43,297
	$ 8,837,367	$ 2,225,940

NOTE 14 - BUSINESS ACQUISITION PAYABLE

Balance, December 31, 2017	$ 1,563,044
Payments	(771,204)
Accretion	197,169
Effect of foreign exchange differences	99,782
Balance, December 31, 2018	$ 1,088,791
Effect of foreign exchange differences	(45,477)
Balance, December 31, 2019	$ 1,043,314

25

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

The amount relates to acquisition consideration payable associated with FDSI acquisition completed in 2017. Management has ascertained certain contractual obligations contained in the original purchase agreement with the sellers of FDSI may not have been fully met which may result in a reduction of the business acquisition payable in future periods.

NOTE 15 - LOANS AND BORROWINGS

	December 31, 2019	December 31, 2018
Debenture payable to Industry Canada (a)	$ 63,968	$ 78,285
Oracle financing (b)	205,887	—
Prosperity facility (c)	780,118	—
Term loan (d)	12,572,479	—
Promissory note (e)	500,000	—
Carrying value of debt at amortized cost	$ 14,122,452	$ 78,285
Less: unamortized debt issuance costs	(149,397)	—
Less: current portion of loans and borrowings	(3,004,717)	(28,500)
Long term portion of loans and borrowings	$ 10,968,338	$ 49,785

a)	The debenture payable, due to Industry Canada is repayable in annual installments of $28,500 on June 30 of each year until June 30, 2022, is unsecured and bears no interest. As this amount is to be settled in less than three years, the balance was initially recorded at the present value discounted at 21.0% which was determined to be the market rate of interest at its inception.
b)	The balance relates to amounts due under a payment arrangement with Oracle Credit Corporation. It is unsecured, bears interest at 5.5%, and was paid in full in the first quarter of 2020.
c)	On December 19, 2018, ACI and Prosperity Funding, Inc. (“Prosperity”), an unrelated party, entered into a factoring and security agreement with full recourse. Pursuant to the agreement, Prosperity advances funds to ACI for the right to collect cash flows from factored accounts receivable and charges fees for its services. Prosperity advances funds to ACI at 85% of accounts receivable factored. The outstanding balance bears an interest that equals a prime rate, as published by the Wall Street Journal, plus 3.99% (with prime rate floor being 5.25%). This factoring arrangement does not meet the criteria for derecognition of accounts receivables as AC retains substantially all risks and rewards associated with the accounts receivables.
d)	On August 7, 2019, a subsidiary of the Company, Autopro, entered into a term loan facility with Integrated Private Debt Fund VI LP in the amount of $13,000,000 (the “Loan”). Proceeds of the Loan of $12,833,500, net of transaction costs of $166,500, were used to fund the repayment of certain outstanding notes of the Company related to its acquisition of Autopro (note 6) and for working capital purposes. The Loan bears an interest of 6.85% per annum and requires blended monthly payments of principal and interest based on a seven-year amortization schedule. The Loan matures on August 7, 2026. The Loan is secured against the assets of Autopro and the Company. Autopro is also required to maintain the following financial covenants tested on a rolling four quarter consolidated basis:
•	A ratio of total funded debt to EBITDA equal or less the specified thresholds;
•	A ratio of debt service coverage equal to or greater than the specified thresholds.

Autopro was approved by Integrated Private Debt Fund VI LP to test its first quarterly financial covenant as of October 31, 2019 based on its rolling four quarter results from November 1, 2018 to October 31, 2019, and thereafter to test its covenant compliance based on calendar quarters starting from the quarter ended December 31, 2019. Subsequently, Integrated Private Debt Fund VI LP waived the requirement to test covenants for the quarters ended December 31, 2019 and March 31, 2020.

•	On December 27, 2019, the Company issued a promissory note to a shareholder of a Company for $500,000 and a lump sum interest of $10,000. The promissory note was paid on January 16, 2020.
26

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

NOTE 16 – CONVERTIBLE DEBENTURES

December 31, 2019
Proceeds from issuance of convertible debentures	$ 23,507,500
Transaction costs	(703,451)
$ 22,804,049
Equity component, net of transaction cost of $192,657	(6,153,867)
Interest paid	(1,027,413)
Accreted interest at effective interest rate of 24%	2,130,247
Carrying amount of liability component at December 31, 2019	$ 17,753,016
Less: accrued interest recorded in trade payables and accrued liabilities (note 13)	(217,070)
Long term portion of convertible debentures	$ 17,535,946

On July 11, 2019, the Company completed a private placement offering of convertible unsecured subordinated debentures (the “Debentures”) at a price of $100 per Debenture (the “Offering”) for total aggregate gross proceeds of

$23,507,500 and net cash proceeds of $22,865,049. The private placement was completed in three separate tranches including the first tranche of the Debentures for gross proceeds of $16,659,000 closed at June 24, 2019, the second tranche for gross proceeds of $1,740,000 closed at June 28, 2019, and the final tranche for gross proceeds of

$5,108,500 closed at July 11, 2019.

The Debentures bear interest from each applicable issuance date at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February and May of each year. The first interest payment was due on August 31, 2019 and consisted of interest accrued from and including the closing of each tranche of the Offering (each, a “Closing Date”) to August 31, 2019. The Debentures mature on May 31, 2022 (the “Maturity Date”), and the principal amount is repayable in cash upon maturity if the Debentures have not been converted.

The principal amount of the Debentures is convertible into units of the Company (the “Units”) at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date, at a conversion price of $5.00 per Unit (the “Conversion Price”). Holders converting their Debentures will receive accrued and unpaid interest thereon in cash for the period from and including the date of the last interest payment date to, but excluding, the date of conversion. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant is exercisable to acquire one Common Share at an exercise price of $7.50 per Common Share until the date that is the earlier of 60 months following the initial Closing Date and the date specified in any acceleration notice. In the event of a change of control, the holders of the Debentures have the right to require the Company to either purchase the Debentures at 100% of the principal amount plus unpaid interest to the Maturity Date, or if the change of control results in a new issuer, convert the Debentures into a replacement debenture of the new issuer in the aggregate principal amount of 101% of the aggregate principal amount of the Debenture.

The Company incurred cash transaction costs of $642,451 and non-cash transaction costs of 59,871 broker warrants valued at $61,000 (note 17 (b))). The transaction costs were allocated between the debt host liability component and the equity component on a prorated basis.

Each Debenture contains a non-derivative debt host liability, an embedded derivative relating to the holders’ put option in the event of change of control and a holders’ conversion option:

•	The debt host liability component is classified as a financial liability and on initial recognition was recorded at fair value of $16,650,182, net of transaction costs of $510,794. The fair value of the debt host liability component is calculated using a market interest rate of 25% for an equivalent, non-convertible loan at the date of issue. Judgement was required in determining interest rate that the Company would have had to pay had the Debentures been issued without a conversion feature. Subsequent to initial recognition, the debt host liability is measured at amortized cost and accreted to its face value over the term of the Debentures using an effective interest rate of 24%.
•	The embedded derivative relating to the contingent holders’ put option in the event of change of control was recorded separately from the host liability as its characteristics and risks are not closely related to those of the host contract. The embedded derivative component is initially measured at fair value and subsequent changes in fair value are recorded through profit and loss. The fair value of the embedded derivative at the inception of the debentures and at the period end was nominal as the likelihood of a change of control was determined by management to be remote.
27

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

•	The holders’ conversion option is classified as an equity instrument and on initial recognition recorded at the residual value of $6,346,524. The amount of $4,488,214 after netting of transaction costs of $192,657 and deferred tax effect of $1,665,653 is recorded in contributed surplus at December 31, 2019.

NOTE 17 - SHARE CAPITAL

Refer to note 2(o) for information regarding the Company’s 2019 share consolidation.

a) Common shares

Authorized: Unlimited number of voting common shares:

Issued and outstanding:	Number of Shares	Amount ($)
Balance, December 31, 2017	4,306,638	$ 4,607,282
Shares issued for cash, net of issuance costs (i,ii,iii,iv,v)	4,143,554	$ 12,828,763
Agent common shares (iv)	14,245	49,758
Consideration for the NGRAIN Acquisition (note 26)	475,000	1,547,750
Consideration for the acquisition of technology assets (note 26)	26,321	131,656
Shares issued to employees (vi)	50,000	182,500
Warrants exercised (b)	50,223	228,965
RSU’s issued (note 18(b))	24,167	238,500
Balance, December 31, 2018	9,090,148	$ 19,815,174
RSU’s exercised (note 18(b))	35,716	$ 142,277
Stock options exercised (note 18(a))	152,500	658,074
Warrants exercised (b)	399,528	1,865,773
Consideration for the Autopro Acquisition (note 6)	3,600,000	13,320,000
Shares issued for transaction services relating to Autopro Acquisition (note 6)	2,400,000	8,880,000
Shares issued on repayment of loan from Flow Capital (note 5(a))	150,000	606,495
Shares issued for settlement of debt (vii)	20,896	84,252
Common share issuance costs	—	(3,300)
Balance, December 31, 2019	15,848,788	$ 45,368,745

i.	On February 15, 2018, the Company closed a non-brokered private placement and issued 611,064 Units (“Unit”) at a price of $3.50 per Unit for aggregate gross proceeds of approximately $2.1 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each warrant exercisable at a price of $4.50 per share for a period of 36 months following closing, subject to accelerated expiration if the 10-day weighted average trading price of the Company’s common shares is at any time greater than $8.00.

The Agents received a cash commission of $59,894 and were issued 27,024 agent warrants having a value of

$69,452 exercisable for 24 months for one common share at a price of $3.50 per common share. In addition, the agents were issued 3,182 standard warrants having a value of $9,799. These warrants are exercisable at a price of $4.50 per share for a period of 36 months following closing, subject to accelerated expiration if the 10-day weighted average trading price of the Company’s common shares is at any time greater than $8.00.

ii.	On March 19, 2018, the Company closed a brokered private placement and issued 602,728 Units (“Unit”) at a price of $3.50 per Unit for aggregate gross proceeds of approximately $2.1 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each warrant exercisable at a price of $4.50 per share for a period of 36 months following closing, subject to accelerated expiration if the 10-day weighted average trading price of the Company’s common shares is at any time greater than $8.00.
28

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

The Agent received a cash commission of $153,842 and was issued 42,191 agent warrants having a value of $79,319 exercisable for 24 months for one common share at a price of $4.50 per common share.

iii.	On June 4, 2018, the Company closed a non-brokered private placement and issued 1,634,129 Units (‘Unit”) at a price of $3.50 per Unit for aggregate gross proceeds of approximately $5.7 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each warrant exercisable at a price of $4.50 per share for a period of 36 months following closing, subject to accelerated expiration if the 10-day weighted average trading price of the Company’s common shares is at any time greater than $8.00.

The Agents received a cash commission of $351,027 and were issued 101,774 agent warrants having a value of

$307,500 exercisable for 24 months for one common share at a price of $3.50 per common share.

iv.	On October 18, 2018, the Company closed a non-brokered private placement and issued 1,295,634 units (“Units”) at a price of $3.50 per unit for aggregate proceeds of approximately $4.5 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each warrant exercisable at a price of $5.00 per share for a period of 36 months following closing, subject to accelerated expiration if the 10-day weighted average trading price of the Company’s common shares is at any time greater than $8.00.

The Agent commission and other issuance costs totaled $203,461. In addition, the Agent was issued 71,318 agent warrants having a value of $181,711 exercisable for 24 months for one common share at a price of $3.50 per common share.

In addition, the Company issued 14,245 common shares as compensation to the agents at $3.50 per share for a total value of $49,758.

v.	Total other share issue costs associated with the fiscal 2018 private placements totaled $207,916.
vi.	In connection with the acquisition of NGRAIN (note 26), the Company issued 50,000 common shares to NGRAIN employees at a fair value of $182,500 based on the market price of the Company’s shares on the date of issue.
vii.	During February and September 2019, the Company issued 5,896 and 15,000 common shares respectively for settlement of outstanding debt to vendors for services provided. The Company valued these common shares based on the trading price of the Company’s shares on the date of issuance.

Common shares in escrow

Upon completion of the RTO disclosed in note 1, the Company had a total of 2,475,722 common shares that were subject to escrow conditions with an additional 100,000 common shares subject to escrow conditions in connection with the NGRAIN acquisition (Note 26). These common shares were subject to escrow conditions whereby 10% of the shares were released on the date of the final Exchange Bulletin. An additional 15% of these escrow common shares will be released on each six month anniversary date thereafter unless otherwise permitted by the TSX Venture Exchange

During the current period ended December 31, 2019, 6,000,000 additional common shares were subject to escrow conditions as part of the Autopro acquisition (Note 6). The Autopro shares became free trading based on the following escrow restrictions using the effective date of the amalgamation between 2199027 Alberta Ltd and Fulcrum:

i)	34% becomes free trading - 6 months from effective date
ii)	33% becomes free trading - 12 months from effective date
iii)	33% becomes free trading - 18 months from effective date

As at December 31, 2019, the Company has 7,145,477 (2018 – 1,585,435) common shares subject to escrow conditions.

29

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

iv)       Warrants

The Company’s warrants outstanding as at December 31, 2019 and December 31, 2018 and the changes for the year ended December 31, 2019 is are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Balance, December 31, 2017	1,046,097	$4.50
Issued	2,317,259	4.60
Exercised	(50,223)	(4.40)
Balance, December 31, 2018	3,313,133	4.50
Issued (note 16)	59,871	$ 4.82
Exercised	(399,528)	(4.32)
Expired	(629,698)	(4.50)
Balance, December 31, 2019	2,343,778	$ 4.54

During the year ended December 31, 2019, the Company issued 59,871 (December 31, 2018 – 2,317,258) warrants, all of which were to brokers, in connection with the July 11, 2019 private placement offering of $23,507,500 convertible unsecured subordinated debentures (note 16). The warrants granted in 2018 were issued to both investors and brokers in connection with the private placements occurring in the 2018. The Black-Scholes option model was used in calculating the fair value of the broker warrants in 2019 and which were valued at $61,000 (2018 - $647,781)

The following summarizes the underlying input assumptions used to value the warrants:

	2019	2018
Grant date share price	$3.60 -$3.70	$3.70 -$5.40
Exercise price	$5.00	$3.50 -$4.50
Risk free rate	1.40% -1.54%	1.77% -2.30%
Expected life	1.50	2-3
Expected volatility	75% - 79%	108%-141%
Expected dividends	—	—

Warrants outstanding as at December 31, 2018 were as follows:

Expiry Date	Exercise Price $	Outstanding Warrants
September 2019	$3.50 -$4.50	861,436
December 2019	4.00	16,940
February 2020	$3.50 -$4.50	30,206
February 2021	3.50	42,190
February 2021	$3.50 -$4.50	97,399
March 2021	$3.50 -$5.00	122,875
March 2020	3.50	71,318
June 2020	4.50	305,532
June 2021	4.50	300,357
December 2020	4.50	785,814
October 2020	4.50	31,250
	$ 4.53	3,313,133

30

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Warrants outstanding as at December 31, 2019 were as follows:

Expiry Date	Exercise Price $	Outstanding Warrants
February 2020	$3.50 -$4.50	22,611
March 2020	3.50	42,190
May 2020	$3.50 -$4.50	90,399
June 2020	$3.50 -$5.00	121,625
July 2020	5.00	826
October 2020	3.50	66,314
February 2021	4.50	247,675
March 2021	4.50	228,211
May 2021	4.50	785,814
June 2021	4.50	31,250
	$ 4.58	2,343,778

Weighted average remaining contractual life of outstanding warrants is 1.37 years (2018 - 1.91 years).

NOTE 18 – SHARE BASED COMPENSATION

On December 17, 2016, the Company established an equity incentive plan (the “Plan”) which provides for the granting of incentive stock options, non-statutory stock options, share appreciation rights, restricted share awards, restricted share unit awards, and other share awards (collectively “Share Awards”) to selected directors, employees and consultants for a period of 10 years from the establishment of the Plan. The Plan is intended to help the Company secure and retain the services and provide incentives for increased efforts for the success of the Company. The Board of Directors grants Share Awards from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of Share Awards already outstanding and overall market conditions.

The number of common shares reserved for issuance under the Plan will not exceed 10% of the Company’s issued and outstanding common shares at the time of any grant (the “Share Reserve”). Repurchase or return of previously issued shares to the Plan increase the number of shares available for issue.

The Company’s recorded share based compensation comprised the following:

For the year ended December 31,	2019	2018
Stock options (a)	$ 820,613	$ 591,632
Restricted share units (b)	647,748	645,267
Balance, December 31,	$ 1,468,361	$ 1,236,899

Refer to note 2(o) for information regarding the Company’s 2019 share consolidation.

a)	Stock Options

Under the Company’s Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 10% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan is determined at the discretion of the Board but shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), or such other price as permitted pursuant to a waiver obtained from the Exchange, of Common Shares on the effective date of grant of the option. The vesting provisions for issued options are determined at the discretion of the Board.

Each vesting tranche in an award is considered a separate award with its own vesting period. The stock options granted have various vesting terms ranging from immediate vesting to 4 years. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

31

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, December 31, 2017	0	$ —	0
Granted	337,500	3.90	4.20
Cancelled	(52,500)	3.50	4.45
Balance, December 31, 2018	285,000	$ 3.90	4.18
Granted	969,833	$ 3.74	6.36
Exercised	(152,500)	3.54	4.98
Forfeited	(53,350)	3.45	6.37
Balance, December 31, 2019	1,048,983	$ 3.83	5.97

 The Company fair valued the options using the Black-Scholes option pricing model with the following inputs:

	2019	2018
Grant date share price	$2.90 -$4.15	$3.40 -$6.20
Exercise price	$2.90 -$4.30	$3.50 -$6.20
Risk free rate	1.27% -1.91%	2.03% -2.45%
Expected life, years	0.16 -6.50	5
Expected volatility	55% - 79%	140% -147%
Expected dividends	— %	— %
Forfeiture rate	— %	— %

Total fair value of stock options granted during the year ended December 31, 2019 was $1,597,043 (December 31, 2018 – $1,162,670). As at December 31, 2019, unrecognized share-based compensation expense related to non- vested stock options granted is $1,061,013 (December 31, 2018 - $481,364).

Stock options outstanding and exercisable at December 31, 2018 are as follows:

Number of Options	Exercise Price $	Expiry Date
5,000	$ 4.15	May 1, 2019
7,500	3.30	April 1, 2023
16,875	3.50	April 12, 2023
7,500	4.90	May 29, 2023
12,500	5.40	June 1, 2023
1,667	6.20	July 1, 2023
51,041	$ 4.29

32

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Stock options outstanding and exercisable at December 31, 2019 are as follows:

Number of Options	Exercise Price $	Expiry Date
33,541	$ 3.50	April 12, 2023
40,000	6.01	December 13, 2023
1,667	2.90	January 2, 2024
8,333	3.20	January 9, 2024
79,166	3.35	February 19, 2024
29,200	3.40	February 25, 2024
67,500	4.10	April 2, 2024
50,000	3.50	June 27, 2022
309,407	$ 3.90

b)	Restricted Share Units

RSUs have various terms ranging from immediate vesting up to three years. However, vesting may be accelerated, or different vesting schedules may be implemented, at the discretion of the compensation committee. Vested RSUs are satisfied by the Company through issuance of common shares to the holder equal to the number of vested RSUs. The issuance of shares to satisfy vested RSUs is initiated by the holder of the RSUs. RSUs earn additional RSUs for the dividends that would otherwise have been paid on the RSUs as if they had been issued as of the date of the grant. The number of additional RSUs is calculated using the average market price of the Company’s shares in the five days immediately preceding each distribution.

The Company’s obligation to issue shares on the vesting of RSU’s is an unfunded and unsecured obligation of the Company.

A continuity of RSUs is as follows:

Balance, December 31, 2017	—
Granted	329,500
Exercised	(24,167)
Balance, December 31, 2018	305,333
Granted	214,919
Exercised	(35,716)
Forfeited	(29,167)
Balance, December 31, 2019	455,369

During the year ended December 31, 2019, the Company awarded 214,919 RSU’s to directors, officers, employees, and consultants of the Company with a total fair value of $829,976. The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant. As at December 31, 2019, unrecognized share- based compensation expense related to non-vested RSUs granted is $702,373.

NOTE 19 - FINANCIAL INSTRUMENTS

Fair values

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs in the valuation techniques as follows:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
33

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, business acquisition payable, and due to and from related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations. There has been no significant change in credit and market interest rates since the date of their issuance.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the classification of the Company’s financial instruments under IFRS 9:

Financial assets
Cash and cash equivalents	Amortized cost
Trade and other receivables	Amortized cost
Long-term receivables	Amortized cost
Due from related party	Amortized cost

Financial liabilities

Bank indebtedness	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Loans and borrowings	Amortized cost
Convertible debentures	Amortized cost
Due to related party	Amortized cost
Warrant liabilities	FVTPL
Business acquisition payable	Amortized cost

Capital and Risk Management

The Company’s objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.

The Company is exposed to a variety of financial risks by virtue of its activities: market risk credit risk, interest rate risk, liquidity risk and foreign currency risk. The Board of Directors has overall responsibility for the determination of the Company’s capital and risk management objectives and policies while retaining ultimate responsibility for them. The Company’s overall capital and risk management program has not changed throughout the year. It focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the credit worthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

34

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

Provisions for outstanding balances are set based on forward looking information and revised when there is a change in the circumstances of a customer that would result in financial difficulties as indicated through a change in credit quality or industry factors and create doubt over the receipt of funds. Such reviews of a customer’s circumstances are done on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. An accounts receivable is completely written off once management determines the probability of collection to be not present.

The Company applies IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long-term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue and long-term receivables have been grouped based on similar credit risk profiles and the days past due. Unbilled revenue has lower risk profile as the trade receivables for the same type of contracts and therefore expected credit losses is estimated based on specific facts and circumstances at each reporting date. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over period of time and the corresponding historical credit losses experienced over this same period. The Company also record specific credit loss allowance based on facts and circumstances on specific customers when indicator of loss is identified.The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

As at December 31, 2019, the loss allowance was $382,901 (December 31, 2018 - $45,424) with a loss provision of $337,477 recognized for the year ended December 31, 2019 (December 31, 2018 - $43,909). The entirety of the loss allowance relates to provision for bad debt on trade and other receivables and long-term receivables.

The movement in the impairment provision in respect of trade and other receivables during the year is as follows:

	2019	2018
January 1:	$ 45,424	$ —
Allowance for doubtful accounts	337,477	28,664
Bad debt expense	—	15,245
Effect of foreign exchange translation	—	1,515
December 31:	$ 382,901	$ 45,424

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company’s interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements. The following table sets forth details of the payment profile of financial liabilities based on their undiscounted cash flows:

35

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

As at December 31, 2019	Carrying Amount	Undiscounted Contractual Cash Flows
		< 1 year	1-2 years	> 2 years	Total
Bank indebtedness	$ 1,471,805	$ 1,471,805	$ —	$ —	$ 1,471,805
Trade payables and accrued liabilities	8,837,367	8,837,367	—	—	8,837,367
Business acquisition payable	1,043,314	1,043,314	—	—	1,043,314
Loans and borrowings	13,973,055	3,867,541	2,371,536	10,962,666	17,201,743
Convertible debentures	17,535,946	2,357,190	2,350,750	24,679,655	29,387,595
Due to related party	799,038	799,038	—	—	799,038
Warrant liabilities	725,086	725,086	—	—	725,086
Lease liabilities	4,362,084	1,053,983	958,094	3,628,975	5,641,032
	$ 48,747,695	$20,155,324	$5,680,380	$39,271,296	$65,106,980

As at December 31, 2018	Carrying Amount	Undiscounted Contractual Cash Flows
		< 1 year	1-2 years	> 2 years	Total
Trade payables and accrued
liabilities	$ 2,225,940	$ 2,225,940	$	$	$ 2,225,940
Business acquisition payable	1,088,791	1,088,791	—	—	1,088,791
Loans and borrowings	78,285	28,500	49,785	—	78,285
Due to related party	36,870	36,870	—	—	36,870
	$ 3,429,886	$ 3,380,101	$ 49,785	$	$ 3,429,886

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review its needs to seek financing opportunities in accordance to its capital risk management strategy. The Company had cash and cash equivalents of $529,190 and $1,325,794 as at December 31, 2019 and December 31, 2018, respectively.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, which exposes the Company to fluctuating balances and cash flows due to various in foreign exchange rates. The CAD equivalent carrying amounts of the Company’s USD denominated monetary assets and monetary liabilities is as follows:

36

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

As at December 31,

	2019	2018
Cash and cash equivalents	$ 178,360	$ 351,585
Trade and other receivables	1,298,674	339,316
Due from related party	—	54,570
Long-term receivables	3,097,749	163,700
Monetary assets	$ 4,574,783	$ 909,171
Trade payables and accrued liabilities	4,819,358	1,180,525
Loans and borrowings	986,005	—
Due to related party	799,038	—
Warrant Liabilities	725,086	—
Business acquisition payables	1,043,314	1,088,791
Monetary Liabilities	$ 8,372,801	$ 2,269,316
Net monetary liabilities	$ 3,798,018	$ 1,360,145

Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between CAD and USD would impact the net loss for the period by approximately $189,900 (2018 – 186,500).

NOTE 20 - RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

For the year ended December 31, 2019 and 2018, the compensation awarded to key management personnel is as follows:

	2019	2018
Salaries, fees and short-term benefits	$ 1,460,296	$ 1,391,760
Share-based compensation	388,398	233,750
	$ 1,848,694	$ 1,625,510

Due from related party

At December 31, 2019, the Company had a nil (December 31, 2018 – $54,570) unsecured demand note receivable with a former shareholder of FDSI bearing interest at 2% per annum. The balance existing as at December 31, 2018 was written off during the year ended December 31, 2019 as management believes the amount is not collectible.

Due to related party

At December 31, 2019, the Company had nil (December 31, 2018 – $36,870) due to a director of the Company. The amount was unsecured, non-interest bearing, due on demand, and related to advances and expenses incurred by the Directors on behalf of the Company.

37

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

At December 31, 2019, the Company had $799,038 (December 31, 2018 - nil) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand. This amount was included in the net identifiable assets (liabilities) of Agnity.

Related party transactions

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in the development of temperature and occupancy sensors specific to the Company’s needs. During the year ended December 31, 2019, the Company recognized $267,305 (December 31, 2018 - nil) in research and development expenses relating to the MDSA. There were no outstanding payable balances in connection with the MDSA as at December 31, 2019.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $1,630,119 (December 31, 2018 - nil). At December 31, 2019, the Company had $1,533,117 (December 31, 2018 - nil) due to the entity, the balance is included in trade payables and accrued liabilities balance.

NOTE 21 - FINANCE COSTS

For the year ended December 31,

	2019	2018
Interest on loans and borrowings	$ 918,682	$ 183,717
Interest on convertible debentures (note 16)	2,130,247	—
Interest on lease liabilities	168,571	—
	$ 3,217,500	$ 183,717

NOTE 22 - INCOME TAXES

Income tax expense (recovery) consist of the following components:

	2019	2018
Current income tax expense (recovery)
Current year	$ 181,895	$ —

Deferred income tax expense (recovery):
Origination and reversal of temporary	(5,007,352)	—
Movement in unrecognized deferred income tax assets	3,130,039	—
Income tax expense (recovery)	$ (1,695,418)	$ —

The total income tax expense (recovery) recorded in the consolidated financial statements differs from the amount computed by applying the combined federal and provincial tax rates of 27% (2018 - 27%) to income (loss) before tax as follows:

38

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

	2019	2018
Loss before taxes	$ (30,405,252)	$ (12,187,868)
Statutory income tax rate	27%	27%
Expected recovery at statutory rate	(8,209,418)	(3,290,724)
Increase (decrease) in taxes resulting from:
Non-deductible transaction costs	2,664,789	—
Other non-deductible items	431,176	502,706
Foreign tax rate and other foreign tax	238,786	731,549
Share issue costs and other	49,210	(557,857)
Change in enacted rates	—	—
Change in deferred income tax assets not recognized	3,130,039	2,614,326
Income tax expense (recovery)	$ (1,695,418)	$ —

The significant components of the Company’s deferred income tax asset (liabilities) comprise the following:

	As of December 31, 2018	Acquired in business combinations	Recovery/(expense) through earnings	Recovery/(expense) through equity	Recovery/(expense) through other comprehensive income	As of December 31, 2019
Property and equipment	$ 0	$ 112,609	$ (111,341)	$ 0	$ (1,268)	$ 0
Intangible assets	$ (93,426)	$ (6,397,413)	$ 1,116,075	$ 0	$ 53,756	$(5,321,008)
Loans and accrued liabilities	—	(261,627)	228,123	(1,667,445)	4,514	(1,696,435)
Foreign exchange	(62,937)	—	22,434	—	971	(39,532)
Non-capital losses/net o^erati^ losses	156,363	2,469,370	622,022	—	(45,394)	3,202,361
Total	$ —	$ (4,077,061)	$ 1,877,313	$ (1,667,445)	$ 12,579	$(3,854,614)

Deferred income tax assets are recorded to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Deferred income tax assets have not been recognized with respect to the following deductible temporary differences:

	2019	2018
Property and equipment	$ 1,215,102	$ 629,753
Intangible assets	—	222,771
Share issuance costs	2,298,879	1,791,028
Net operating losses - United States	21,008,481	15,343,295
Non-capital losses - Canada	14,271,122	24,340,210
Investment tax credits and research and development expenditures	6,018,504	6,021,356
Other	432,359	473,845
Total unrecognized deductible temporary differences	$ 45,244,447	$ 48,822,258

The Company has net operating losses of approximately USD$21.7 million and non-capital losses of approximately

$33.5 million (2018: USD$11.4 million and $26.1 million) which are available to reduce future year's taxable income in the United States and Canada, respectively. The net operating losses will commence to expire in 2028 while the non- capital losses will commence to expire in 2031 if not utilized. Management estimates future income using forecasts based on the best available current information.

39

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

No deferred tax liability has been recognized at December 31, 2019 on temporary differences associated with earnings retained in the Company's investments in foreign subsidiaries in which it has an equity percentage. The Company is able to control the timing of the reversal of these differences and currently has no plans in the foreseeable future to repatriate any funds in excess of its foreign investment.

NOTE 23 – COMMITMENTS AND CONTINGENCIES

Below is a summary of the Company’s commitments as of December 31, 2019.

Payment due by period

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Lease obligations(1)	$ 1,848,438	$ 3,342,054	$ 3,015,047	$ 2,673,709	$10,879,248
Convertible Debentures - Principal	—	23,507,500	—	—	23,507,500
Convertible Debentures - Interest	2,357,190	3,522,905	—	—	5,880,095
Loans and borrowings - Principal	4,515,879	3,453,195	3,892,266	3,716,810	15,578,150
Loans and borrowings - Interest	823,466	1,289,877	793,806	188,249	3,095,398
Total	$ 9,544,973	$35,115,531	$ 7,701,119	$ 6,578,768	$58,940,391

(1)	Lease obligations include estimated operating costs that are to be incurred pursuant to the terms of contracts.

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. Although management currently believes that resolving claims against the Company, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. To date, there are no claims or suits outstanding against the Company.

NOTE 24 – SUPPLEMENTAL CASH FLOW INFORMATION

The following are non-cash investing and financing activities that occurred during year ended December 31, 2019:

	2019	2018
Addition to right of use assets as a result of transition to IFRS 16 at January 1, 2019	$ 285,086	$ —
Lease liabilities as a result of transition to IFRS 16 at January 1,2019	402,383	—
Settlement of liabilities through issuance of shares	84,252	—
Shares issued in business combination (note 6)	13,320,000	1,547,750
Transaction costs settled through shares in business combination (note 6)	8,880,000	—
Non-cash accretion of interest included in finance cost	909,158	13,566
Acquisition of intangible assets settled through issuance of shares	—	131,654
Share issued to extinguish the loan from Flow Capital	606,495	—
Addition to right of use assets during the year subsequent to transition to IFRS 16	183,617	—
Lease liabilities assumed during the year subsequent to transition to IFRS 16	183,617	—

40

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

 NOTE 25 – NON-CONTROLLING INTEREST

The following table summarizes the information relating to the Company's subsidiary, Agnity, that has material non- controlling interest, before any intercompany eliminations.

December 31, 2019
NCI percentage	100%
Current assets	$ 3,754,754
Non-current assets	10,452,035
Current liabilities	(6,555,280)
Non-current liabilities	(661,954)
Net assets	6,989,554
Net assets attributable to NCI	6,989,554
Revenue	6,010,753
Profit	1,944,508
OCI	199,588
Total comprehensive loss	2,144,096
Profit allocated to NCI	1,944,508
OCI allocated to NCI	199,588
Cash flows from operating activities	483,245
Cash flows from investment activities	(3,731)
Cash flows from financing activities (dividends to NCI: nil)	(417,068)
Foreign exchange effect on cash held in US dollars	5,976
Net increase (decrease) in cash and cash equivalents	$ 68,422

NOTE 26 – NGRAIN ACQUISITION

On March 8, 2018, the Company acquired all the issued and outstanding shares of NGRAIN from arm’s length parties (the “NGRAIN Acquisition”).

Consideration given consists of:

i.	The issuance of a promissory note in the principal amount of $307,500, maturing on May 15, 2018;
ii.	The issuance of 475,000 common shares;
iii.	The assumption of a $300,000 vendor note payable;
iv.	Assumption of $93,219 debenture; and
v.	Payment or receipt of the difference between actual working capital and a target working capital of nil.

The NGRAIN Acquisition was accounted for as a business combination using the acquisition method whereby the net assets acquired, and the liabilities assumed were recorded at fair value.

41

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

The allocation of the purchase consideration to the estimated fair value of the net assets acquired is presented below:

Fair value of net assets acquired

Net working capital, including cash of $362,043(1)	$404,065
Intangible assets - customer relationships	1,184,000
Intangible assets - technology	270,000
Goodwill	388,652
Assumption of vendor note payable	(300,000)
Assumption of debenture	(93,219)
Total net assets acquired	$ 1,853,498
Consideration given:
Deferred revenue	$ 307,500
Lease liabilities	1,547,750
Deferred income tax liability	(1,752)
Fair value of net assets acquired	$ 1,853,498

 (1) At the date of the NGRAIN Acquisition, NGRAIN had a carrying value of deferred revenue of $405,817. Management determined the fair value of deferred revenue to be nil on the bottom-up approach as it assessed the incremental costs to fulfill the legal performance obligation to be nil.

Goodwill arising from the NGRAIN Acquisition is attributable to the assembled workforce and the synergies that the Company will obtain. Those assets do not meet the recognition criteria prescribed by IFRS 3 Business Combinations, and therefore have not been recognized as separate intangible assets.

From the date of the NGRAIN Acquisition to December 31, 2018, NGRAIN contributed revenue of $401,414 and and a net loss of $405,509. Had NGRAIN been acquired on January 1, 2018, it would have contributed additional revenue of approximately $137,495 and reduction of net loss of $134,705.

NOTE 27 – BANK INDEBTEDNESS

In August 2019, Autopro amended its credit facilities (collectively referred to as the “Credit Facility”). Under the Credit Facility, Autopro has access to the following funds:

i.	a demand operating revolving loan facility (the “Operating Loan Facility”) available by way of loan advances not exceeding in aggregate of $1,750,000 (the “Maximum Limit”); and
ii.	a $750,000 credit card facility (the “MasterCard Facility”).

Under the terms of the agreement, Autopro is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Facility is secured by Autopro’s current and acquired property, subject only in priority to the security interest of Integrated Private Debt Fund VI LP (note 15d). As at December 31, 2019, Autopro was in compliance with all covenants relating to the Credit Facility. Subsequent to December 31, 2019, the lender waived the covenants from needing to be calculated at March 31, 2020.

Operating Loan Facility

Loan advances and other credit under the Operating Loan Facility, collectively, cannot exceed the Maximum Limit and are available as follows:

a.	CAD account bank overdraft up to an aggregate principal amount not exceeding $1,750,000. Interest payments are based on the Bank’s Prime Rate plus 1.00% per annum, calculated monthly in arrears on the daily balance on the last day of each month. As at December 31, 2019, Autopro had a CAD bank overdraft of $1,471,805;
b.	USD account bank overdraft up to an aggregate principal amount not exceeding USD $1,315,789. Interest payments are based on the Bank’s US Prime Rate 1.00% per annum on the basis, calculated monthly in arrears on the daily balance on the last day of each month. As at December 31, 2019, Autopro' had a USD cash balance of $5,173; and
c.	Letters of Guarantee up to an aggregate amount of $1,000,000, in each case for a maximum term of one year to finance the day to day operations of Autopro. Each issuance is an advance of credit and is required to be immediately reimbursed. Interest on any amount drawn and not immediately reimbursed shall accrue monthly in arrears at a rate of 21% per annum or such other rate as advised by the Bank from time to time. As at December 31, 2019, the advance remains undrawn.
42

mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

MasterCard Facility

The Mastercard Facility provides security to MasterCard for expenses outstanding on the company issued credit cards. As at December 31, 2019, the facility remains undrawn.

NOTE 28 – EVENTS AFTER REPORTING PERIOD

a.	On January 24, 2020, the Company completed its acquisition of CSA, Inc. (“CSA”). CSA is a leading provider of 3D laser scanning solutions for energy facility management. The CSA acquisition creates opportunities to bring new customer value through the creation of 3D Digital Twins, or digital replicas of energy assets and process facilities accessed through AssetCare, which enables process facilities to substantially improve the health and efficiency of maintaining process assets. The consideration paid for this acquisition comprises the following:
•	US$500,000 in cash
•	380,210 common shares of the Company

Additional cash payments of up to US$1,250,000 and up to US$500,000 worth of common shares of the Company, would also be payable upon certain earn out conditions being met (collectively, “Contingent Shares”). This transaction will be accounted for as a business combination in accordance with IFRS 3. Given that this acquisition has only recently closed, as of the date of the filing of these consolidated financial statements, we are still evaluating the impact of this acquisition on our consolidated financial statements. The results of this evaluation along with this acquisitions’s financial results will be consolidated in our financial statements for upcoming quarter.

b.	On January 27, 2020, the Company issued 3,332,875 special warrants (each, a “Special Warrant”) for gross proceeds of $13,331,500. Each Special Warrant is automatically exercisable into units of the Company (each, a “Unit”), for no additional consideration, on the earlier of: (i) the third business day following the date on which a final prospectus qualifying the distribution of the Units issuable upon exercise of the Special Warrants (the “Qualifying Prospectus”) is filed and deemed effective; and (ii) May 15, 2020, being 4 months and 1 day after the Closing Date (the “Automatic Exercise Date”). Each Special Warrant may be exercised voluntarily by the holder at any time on or after the Closing Date, but before the Automatic Exercise Date. Upon voluntary exercise or automatic exercise, each Special Warrant entitles the holder to one Unit, consisting of one common share of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder (“Warrant holder”) to acquire one Common Share at an exercise price of $5.40 per Common Share (the “Exercise Price”) for a term of five years until January 14, 2025. The Company agreed that in the event that the Qualification Event was not completed on or before 5:00 pm (EST) on March 14, 2020 (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one Unit) (the "Penalty Provision"). As the Qualification Event was not completed prior to the Qualification Deadline, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise or automatic exercise of the Special Warrants. A receipt for the Qualifying Prospectus was obtained on April 29, 2020. Accordingly, on May 4, 2020, the unexercised Special Warrants were exercised and converted into 3,666,162 Units of the Company, consisting of 3,666,162 Common Shares and 1,833,081 Warrants.
c.	On February 7, 2020, the Company signed an agreement to acquire technologies from AirFusion, Inc. (“AirFusion”), an artificial intelligence visual inspection and monitoring technology provider based in Boston. The purchase consideration for the acquisition of AirFusion's assets is not material to the Company. AirFusion’s AI-derived results from wind turbine blade images are the best the Company has seen, reducing processing times by over 90% without compromising high accuracy. The acquisition of the AirFusion technology gives mCloud a serious competitive edge over other wind blade inspection providers. The acquisition was closed on May 15, 2020. This transaction is accounted for as an asset acquisition.
d.	On February 10, 2020, the Company signed an Expression of Interest to acquire Australia-founded Building IQ (“BiQ”). On March 22, 2020, the Company announced its decision to evaluate alternatives with BiQ resulting from material misrepresentations found during due diligence. The Company has filed a claim under Delaware law to recover a secured AUD$0.5 million loan already provided to BiQ as well as a Break Fee of AUD $0.5 million.
e.	On April 17, 2020 the Company filed its final short form base shelf prospectus (the “Prospectus”), allowing the Company to offer, from time to time, over a 25-month period, common share, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value up to $200 million. The Company subsequently filed a prospectus supplement (the “Supplement”) on April 30, 2020. Upon filing of the Supplement, each Special Warrant, was automatically exercised to convert into 1.1 units of the Company (“Units”), with each Unit consisting of one common share of the Company and one-half of one common share purchase warrant, with each whole common share purchase warrant exercisable to acquire one common share of the company at a price of $5.40 per common share until January 14, 2025.
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mCloud Technologies Corp.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

f.	Subsequent to December 31, 2019, the Company also received funding reliefs totaling $1,107,317 from the US and Canadian government to help alleviate the negative impact of the COVID-19 outbreak to its business.

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